

June 12, 2009

Room 7010

J. Michael Daniel
Corporate Controller and Interim CFO
Bassett Furniture Industries Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

> **Re: Bassett Furniture Industries Incorporated**
> **Form 10-K for Fiscal Year Ended November 29, 2008**
> **Definitive Proxy Statement Filed March 23, 2009**
> **File No. 000-00209**

Dear Mr. Daniel:

We have reviewed your response dated May 29, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended November 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 16

1.   Your response to prior comment 1 provides your proposed disclosure for your accounts receivable policy, your conversion policy to notes receivable and supplementally includes an aging analysis and reserve activity. Please revise your policy note to disclose the following:

- Disclose how you analyze your accounts receivable and notes receivable balances by grouping your customers into dealer rankings and category codes and how these categories may impact how you determine reserves and conversions. We note that there is a concentration of licensees in one particular category that represents a significant portion of your notes receivable balances. Please tell us how you considered paragraph 531(d) of SFAS 133 and FRC Section 501.13.b.1 in disclosing different concentrations within an asset portfolio so that your readers can understand

the differences in credit risks and how these differences are incorporated into your loss reserve estimates;

- Revise your financial statement footnotes to include a policy note for SFAS 114/SFAS 15. Your policy note and critical accounting policy should discuss the nature of your assumptions used and the sensitivity of those assumptions. For example, you should consider disclosing the reserves as a percentage of total exposure on accounts and notes receivable or a range of percentages, how these ranges were determined and the impact any change of these percentages would have on operations and liquidity;

- Tell us and disclose whether or not your entire notes receivable balance at November 29, 2008 and February 28, 2009 relates to conversions of delinquent accounts receivables;

- You state that you have recently converted accounts receivable to 4.75% long-term interest bearing notes during the quarter ended February 28, 2009. Tell us how this interest rate compares to current market rates and how you have considered paragraph 5(c)(2) of SFAS 15 and paragraph 13 of SFAS 114. Further tell us how you considered any differences between market rates and the effective rates of your notes receivables in your SFAS 107 disclosure on page 39. In this regard, you state that the carrying amounts of notes receivables approximate fair value as the effective rates on your notes are comparable to market rates; and

- Your current policy states that accounts and notes receivables are generally secured by liens on merchandise sold to licensees. Please revise your disclosure to discuss in detail your collateral position on these accounts, how your policy is enforced and how it impacts your loss reserves. Please disclose your historical experience as far as your receivable recovery rate when you have foreclosed on the collateral.

2.   With regards to your notes receivable conversions and the related reserves for notes receivables, it is still unclear how you determined that the accounts receivable balances that were converted to note receivables were not considered impaired under paragraph 8 of SFAS 114. Paragraph 8 of SFAS 114 states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the original loan agreement (accounts receivable terms). Your response and revised disclosure indicates that you will convert receivables to notes receivables when a licensee has substantial past due amounts outstanding to the Company. It is unclear to us how you determined an impairment of these accounts is not necessary under SFAS 114, when you have already determined that these accounts are substantially past due and were not collectible under the original accounts receivable terms. Further tell us and disclose how you can reasonably assume recoverability of these notes given your licensees have " not previously experienced such a severe recessionary environment," they could not meet their original payment terms and they may or may not be among the known licensees with cash flow problems.

3. Your response to prior comment 1 states that you may guarantee payment on certain working capital loans received by your licensees from third-parties. You further state that you evaluate your exposure under these guarantees in your quarterly process for determining your allowance for bad debts. Please tell us how your accounting for these guarantees complies with FIN 45 as your guarantee liability should not be included as part of your bad debt allowance. Further explain why your contingent liability with respect to these loan guarantees decreased from $7.8 million to $6.9 million during the first quarter 2009.

4. Your revised disclosure does not provide discussion on how your accounts receivables, conversions to notes receivables, write offs and related reserves specifically impacts your net worth covenant compliance. Please provide a detailed discussion of how converting to notes receivables rather than providing a reserve against these accounts impacts covenant compliance and how a change of any assumption in your aging and reserve analyses would impact your covenant compliance. Refer to FRC Section 501.14.

5. We note your response to prior comment 2 that discusses your inventory accounting policy and provides revised disclosure for future filings. Your table that presents inventory reserve activity only includes balances as of each balance sheet date and does not present the activity that occurred during 2008 in the reserve account. Please expand your inventory note to disclose the inventory reserve activity with a narrative that explains the 2008 activity. Further, it appears that inventory reserves for wholesale inventory is more significant that the reserve for retail inventory. Please revise to discuss the nature of the inventory that had reserves recorded during each period and why the reserves would be greater for wholesale versus retail.

Liquidity and Capital Resources, page 25

6. Your response to prior comment 3 regarding your net worth covenant in your revolving credit facility agreement indicates that you believe you have appropriately classified this debt as non current in accordance with EITF 86-30. We note that at November 29, 2008, you did not pass your net worth covenant and subsequent to year end modified the covenant to $118 million from $142 million which was stipulated in Section 5.35 of your August 2008 First Amendment to Third Amended and Restated Credit Agreement. This modification enabled the Company to pass the covenant at February 28, 2009 with a net worth of $120 million. We believe this fact pattern is more similar to scenarios 4 and 5 of EITF 86-30 in that your covenant was modified in order for you to meet it and had you had to comply with the same or more restrictive covenant, you would not have passed the net worth covenant. Therefore, current classification of this debt would be more appropriate. Please reconsider EITF 86-30 and tell us why you believe non current classification continues to be appropriate in light of your modifications and inability to meet the same or more restrictive covenant.

J. Michael Daniel
Bassett Furniture Industries Incorporated
June 12, 2009
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dieter King, at (202) 551- 3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief